SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Amendment No. 2 to
SCHEDULE 13D
(Rule 13d-101)

Information to be Included in Statements Filed Pursuant
to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

PROSPECT ACQUISITION CORP.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)

74347T103

(CUSIP Number)

Kenneth J. Abdalla
15332 Antioch Street #528
Pacific Palisades, CA 90272

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

November 6, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.      ☐

SCHEDULE 13D

CUSIP No. 74347T103

1	NAME OF REPORTING PERSON MALIBU PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 726,661 SHARES OF COMMON STOCK
	8	SHARED VOTING POWER 0 SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER 726,661 SHARES OF COMMON STOCK
	10	SHARED DISPOSITIVE POWER 0 SHARES
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 726,661
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON* OO (Limited Liability Company)
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 74347T103

1	NAME OF REPORTING PERSON KENNETH J. ABDALLA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,458,249 SHARES OF COMMON STOCK
	8	SHARED VOTING POWER 0 SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER 1,453,921 SHARES OF COMMON STOCK
	10	SHARED DISPOSITIVE POWER 0 SHARES
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,458,249
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.5%
14	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 74347T103

1	NAME OF REPORTING PERSON BROAD BEACH PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,095,250 SHARES OF COMMON STOCK
	8	SHARED VOTING POWER 0 SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER 727,260 SHARES OF COMMON STOCK
	10	SHARED DISPOSITIVE POWER 0 SHARES
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,095,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.65%
14	TYPE OF REPORTING PERSON* OO (Limited Liability Company)
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 74347T103

1	NAME OF REPORTING PERSON THE MALIBU COMPANIES, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,636,338 SHARES OF COMMON STOCK
	8	SHARED VOTING POWER 0 SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER 0 SHARES OF COMMON STOCK
	10	SHARED DISPOSITIVE POWER 0 SHARES
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,636,338
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6%
14	TYPE OF REPORTING PERSON* OO (Limited Liability Company)
*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.	Security and Issuer

This Amendment No. 2 to the Schedule 13D relates to the common stock, par value $0.0001 per share (“Common Stock”) of Prospect Acquisition Corp. (the “Issuer”).  The address of the principal executive office of the Issuer is 9130 Galleria Court, Suite 318, Naples, Florida.  The 6,458,249 shares of Common Stock that are the subject of this Schedule 13D are owned by Malibu Partners, LLC, Broad Beach Partners, LLC, and The Malibu Companies, LLC. Malibu Partners, LLC directly owns 726,661 shares of Common Stock and Broad Beach Partners, LLC directly owns 727,260 shares of Common Stock.  In the aggregate, The Malibu Companies, LLC and Broad Beach Partners, LLC directly own the voting rights with respect to 5,004,328 shares of Common Stock acquired as part of the purchase of options with respect to such shares (the “Option Agreements”).  Kenneth J. Abdalla is the managing member of each of Malibu Partners, LLC, Broad Beach Partners, LLC and The Malibu Companies, LLC.

Item 2.	Identity and Background

(a)	This Statement is filed on behalf of:

(1)	Malibu Partners LLC;

(2)	The Malibu Companies, LLC

(3)	Broad Beach Partners LLC; and

(4)	Kenneth J. Abdalla;

(b)	The address of the above persons is: 15332 Antioch Street #528 Pacific Palisades, CA 90272

(c)	The principal occupation and business of Mr. Abdalla, Malibu Partners, LLC, The Malibu Companies, LLC and Broad Beach Partners, LLC is investing in securities.

(d)
Mr. Abdalla, Malibu Partners, LLC, The Malibu Companies, LLC and Broad Beach Partners, LLC have not, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violation or similar misdemeanors).

(e)
Mr. Abdalla, Malibu Partners LLC, The Malibu Companies, LLC and Broad Beach Partners LLC have not, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Abdalla is an American citizen. Malibu Partners, LLC, The Malibu Companies, LLC and Broad Beach Partners, LLC are each a limited liability company organized in the state of California.

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Abdalla, Malibu Partners, LLC, The Malibu Companies, LLC and Broad Beach Partners, LLC used their personal funds to purchase the securities and options.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the shares for personal investment purposes.  Mr. Abdalla, Malibu Partners, LLC, The Malibu Companies, LLC and Broad Beach Partners, LLC may acquire additional shares of the Issuer to the extent such acquisition(s) are in line with Mr. Abdalla’s investment goals.

Mr. Abdalla has advised the Issuer's management that his current intention is to vote all of his Common Stock against the proposed business combination with Kennedy-Wilson, Inc. (the “Business Combination”), as well as against each other proposal to be submitted to a vote of the stockholders (collectively, the “Proposals”) at the special meeting of Issuer’s stockholders held in connection with the Business Combination (the “Meeting”).  Furthermore, per the terms of the Option Agreements, the counter-parties to each of the Option Agreements (individually, each counter-party a “Stockholder” and collectively, the “Stockholders”) has agreed to vote against the Business Combination, request redemption of its Common Stock and vote against all of the Proposals presented at the Meeting.

Mr. Abdalla is voting each share of Common Stock he owns against the Business Combination, requesting redemption of his Common Stock and voting against the Proposals because he believes that the terms of the Business Combination should be restructured to reduce the effective valuation of the Business Combination. Mr. Abdalla believes the Issuer should, at a minimum: (i) reduce the aggregate Common Stock consideration due Kennedy-Wilson, Inc. stockholders upon consummation of the Business Combination, (ii) reduce the percentage of the Issuer’s public warrants which may remain outstanding following consummation of the Business Combination and (iii) increase the required trust balance following the payment of stockholder redemptions, Warrant redemptions, forward purchase agreements and all other expenses to $150,000,000. Furthermore, Mr. Abdalla believes: (i) the sponsors of the Issuer should increase the number of shares of restricted Common Stock they will forfeit upon consummation of the Business Combination (in excess of the 4,750,000 currently contemplated) and (ii) the proposed board of directors should be reconstituted.

Should the Issuer restructure the terms and effective valuation of the Business Combination, further reduce the number of shares of restricted Common Stock held by the Issuer’s sponsors and reconstitute the board of directors of the Issuer, Mr. Abdalla may (i) invest in the Issuer or (ii) consider other alternatives with respect to his Common Stock and options in the Issuer.

The entering into of the Option Agreements may result in the Reporting Persons being deemed a “group” (within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) with the Stockholders.  Although the Reporting Persons and the Stockholders may be deemed to be a group within Section 13(d) of the Exchange Act, the Reporting Persons do not believe they are part of a group with the Stockholders and expressly disclaim membership in any “group” with each of the Stockholders.

For further information regarding the Option Agreements see (i) Exhibits 10.1 through 10.3 filed with the Securities and Exchange Commission on Schedule 13D on October 27, 2009, (ii) Exhibit 10.4 filed with the Securities and Exchange Commission on Amendment No. 1 to the Schedule 13D filed on October 30, 2009 and (iii) Exhibit 10.5 attached hereto.  Any information provided herein with respect to any or all of the Option Agreements is qualified in its entirety by the text of such relevant Option Agreement.

Item 5.	Interest in Securities of the Issuer

(a), (b) Mr. Abdalla, Malibu Partners, LLC, The Malibu Companies, LLC and Broad Beach Partners, LLC are the beneficial owners of 6,458,249 shares of common stock in the Issuer, representing approximately 20.5% of outstanding shares.  Mr. Abdalla has voting and dispositive power with respect to 1,453,921 shares of Common Stock and voting power with respect to 5,004,328 shares of Common Stock.

(c) During the past 60 days, Mr. Abdalla, Malibu Partners, LLC, The Malibu Companies, LLC and Broad Beach Partners, LLC effected transactions in the shares of common stock of Prospect Acquisition Corp. as set forth below.  All such transactions were made on the NYSE Amex.

Date	Quantity	Price	Transaction

10/20/2009	700,021	$9.87	Purchase
10/21/2009	600	$9.85	Purchase
10/22/2009	174,000	$9.90	Purchase
10/23/2009	579,300	$9.90	Purchase

(d) N/A

(e) N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Malibu Companies, LLC executed agreements with Stockholders governing 5,004,328 shares of the Issuer, giving Mr. Abdalla, the right to direct the vote of all 5,004,328 shares of the Issuer.  Until such time the purchase options are exercised, the Stockholder will vote against the business combination, demand redemption of their Common Stock and vote against each other proposal presented to a vote of the stockholders of the Issuer.  Upon exercise, the Stockholder will vote as requested by Mr. Abdalla through The Malibu Companies, LLC and Broad Beach Partners, LLC.  Confidential Treatment is requested with respect to certain portions of the Option Agreements.

Item 7.	Material to be Filed as Exhibits

*Exhibit 10.1  Option Purchase Agreement dated October 14, 2009 by and between The Malibu Companies, LLC and a stockholder of the Issuer. (1)

*Exhibit 10.2  Option Purchase Agreement dated October 16, 2009 by and between The Malibu Companies, LLC and a stockholder of the Issuer. (1)

*Exhibit 10.3  Option Purchase Agreement dated October 21, 2009 by and between The Malibu Companies, LLC and a stockholder of the Issuer. (1)

*Exhibit 10.4  Option Purchase Agreement dated October 30, 2009 by and between The Malibu Companies, LLC and a stockholder of the Issuer.  (2)

*Exhibit 10.5  Option Purchase Agreement dated November 6, 2009 by and between Broad Beach Partners, LLC and a stockholder of the Issuer.

*Confidential treatment is requested for certain portions of this exhibit pursuant to 17 C.F.R. Sections 200.8(b)(4) and 240.24b-2.

(1)	Previously filed on the Schedule 13D, filed with the Securities and Exchange Commission on EDGAR on October 27, 2009.

(2)	Previously filed on the Schedule 13D/A, filed with the Securities and Exchange Commission on EDGAR on October 30, 3009.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of this 8th day of November, 2009.

By:	/s/Kenneth J. Abdalla
Name: Kenneth J. Abdalla, individually

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of this 8th day of November, 2009.

MALIBU PARTNERS LLC

By:	/s/Kenneth J, Abdalla
Name: Kenneth J. Abdalla
Title: Managing Member

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of this 30th day of October, 2009.

BROAD BEACH PARTNERS LLC

By:	/s/Kenneth J, Abdalla
Name: Kenneth J. Abdalla
Title: Managing Member

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of this 30th day of October, 2009.

THE MALIBU COMPANIES, LLC

By:	/s/Kenneth J, Abdalla
Name: Kenneth J. Abdalla
Title: Managing Member